UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MABVAX THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

55414P504

(CUSIP Number)

Copy to:

John Stetson

2300 E. Las Olas Blvd., 4th Floor

Fort Lauderdale, FL 33301

561-351-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55414P504

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 447,195 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 447,195 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,195 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (Based on 8,961,840 shares outstanding as of April 2, 2018)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 41,582 shares of common stock held by HS Contrarian Investments, LLC (“HSCI”) and (ii) 405,613 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by HSCI. Excludes (i) 122,165 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by HSCI and (ii) 533,333 shares of common stock issuable upon conversion of the Issuer’s Series K Convertible Preferred Stock held by HSCI. John Stetson is the manager of HSCI and in such capacity holds voting and dispositive power over the securities held by such entity. The Series L Convertible Preferred Stock and Series K Convertible Preferred Stock contain a 4.99% beneficial ownership blocker.

CUSIP No. 55414P504

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HS Contrarian Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 447,195 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 447,195 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,195 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (Based on 8,961,840 shares outstanding as of April 2, 2018)
14	TYPE OF REPORTING PERSON OO

(1)	Includes (i) 41,582 shares of common stock held by HS Contrarian Investments, LLC (“HSCI”) and (ii) 405,613 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by HSCI. Excludes (i) 122,165 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by HSCI and (ii) 533,333 shares of common stock issuable upon conversion of the Issuer’s Series K Convertible Preferred Stock held by HSCI. John Stetson is the manager of HSCI and in such capacity holds voting and dispositive power over the securities held by such entity. The Series L Convertible Preferred Stock and Series K Convertible Preferred Stock contain a 4.99% beneficial ownership blocker.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of MabVax Therapeutics Holdings, Inc., a Delaware corporation (“Issuer”), 11535 Sorrento Valley Road, Suite 400, San Diego, California 92121. This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 1, 3 and 5 of the Schedule 13D filed by the Reporting Person with respect to the Issuer on February 12, 2018 (as so amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 1. For the avoidance of doubt, this Amendment No. 1 is being filed on a voluntary basis.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

All of the securities of Issuer were purchased with the Reporting Person’s working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)	The Reporting Person beneficially owns an aggregate of 447,195 shares of the Issuer’s common stock, or 4.99% (based on 8,961,840 shares outstanding as of April 2, 2018) of the Issuer’s issued and outstanding shares of common stock.

The beneficial ownership includes: (i) 41,582 shares of common stock held by HSCI and (ii) 405,613 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by HSCI. Excludes (i) 122,165 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by HSCI and (ii) 533,333 shares of common stock issuable upon conversion of the Issuer’s Series K Convertible Preferred Stock held by HSCI. John Stetson is the manager of HSCI and in such capacity holds voting and dispositive power over the securities held by such entity. The Series L Convertible Preferred Stock and Series K Convertible Preferred Stock contain a 4.99% beneficial ownership blocker.

(b)	John Stetson may be deemed to hold sole voting and dispositive power over 0 shares of Common Stock and shared voting and dispositive power over 447,195 shares Common Stock(1). HSCI may be deemed to hold sole voting and dispositive power over 0 shares of Common Stock and shared voting and dispositive power over 447,195 shares Common Stock(1).

(1) Includes (i) 41,582 shares of common stock held by HSCI and (ii) 405,613 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by HSCI. Excludes (i) 122,165 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by HSCI and (ii) 533,333 shares of common stock issuable upon conversion of the Issuer’s Series K Convertible Preferred Stock held by HSCI. John Stetson is the manager of HSCI and in such capacity holds voting and dispositive power over the securities held by such entity. The Series L Convertible Preferred Stock and Series K Convertible Preferred Stock contain a 4.99% beneficial ownership blocker.

(c)	On June 8, 2018, HSCI sold 207,215 shares of Common Stock at a sale price of $1.17 per share.

On June 12, 2018, HSCI sold 12,497 shares of Common Stock at a sale price of $0.90 per share.

On June 14, 2018, HSCI sold 25,000 shares of Common Stock at a sale price of $0.87 per share.

On June 15, 2018, HSCI sold 9,359 shares of Common Stock at a sale price of $0.86 per share.

On June 18, 2018, HSCI sold 25,000 shares of Common Stock at a sale price of $0.88 per share.

On June 28, 2018, HSCI sold 18,643 shares of Common Stock at a sale price of $0.90 per share.

On July 2, 2018, HSCI sold 7,841 shares of Common Stock at a sale price of $0.54 per share.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 447,195 shares of Common Stock reported in Item 5(a).

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on October 13, 2017.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement with HS Contrarian Investments, LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2018	By:	/s/ John Stetson
John Stetson

HS CONTRARIAN INVESTMENTS, LLC

Dated: July 24, 2018	By:	/s/ John Stetson
John Stetson, Manager